

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

Via E-mail
Georges Benarroch
President, Chief Executive Officer and
Acting Chief Financial Officer
Kyto Biopharma, Inc.
B1-114 Belmont Street
Toronto, Ontario, Canada M5R 1P8

> **Re:** **Kyto Biopharma, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed June 29, 2011**
> **Form 10-K/A for the Year Ended December 31, 2010**
> **Filed October 13, 2011**
> **File No. 000-50390**

Dear Mr. Benarroch:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K filed, October 13, 2011

Plan of Operation, page 11

1. We note that in response to our prior comment 3, you filed the licensing agreement with the Research Foundation of the State University of New York ("RFSUNY") as exhibit 99.3. However, per our letter dated August 12, 2011, you did not amend your disclosure to include the material terms of the agreement. Please amend your filing to describe the material terms of the licensing agreement, including but not limited to the information in Appendices A through D, any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place,

duration and termination provisions. Since the duration of the agreement is conditioned on the expiration of the patent rights, please disclose the duration of the patents.

Exhibit 31.1
CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

2. As requested in our August 12, 2011 letter, please amend your certifications include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-X.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comment two. Please contact Johnny Gharib, Attorney Advisor, at (202) 551-3170 or Jeffrey Riedler, Assistant Director at (202) 551-3715 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant